February 16, 2018

John Reynolds
Assistant Director - Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington DC 20549

Re: BrewDog USA, Inc.
Offering Statement on Form 1-A
 Filed January 24, 2018
File No. 024-10793

Dear Mr. Reynolds:

Please accept this correspondence as my client's response to the Commission's comment letter dated February 12, 2018, along with the new filing submitted through EDGAR.

Based on your Form 1-SA filed September 29, 2017, it appears that your previous Regulation A offering closed on July 28, 2017. Please reduce this offering by the aggregate amount sold in the prior 12 month period, or advise. See Rule 251(a) of Regulation A and General Instruction I to Form 1-A.

The present Regulation A offering has been reduced to a maximum of $40,000,000. Should this amount be sold in the present offering, when combined with the approximately $7,100,000 raised in the prior Regulation A offering, the aggregate amount sold in the 12-month period will be within the guidelines of Rule 251(a) of Regulation A.

Please do not hesitate to contact me if you have further comments or questions.

Very Truly Yours,

Kendall A. Almerico

Florida Office 4350 West Cypress Street #275 Tampa, Florida 33607		Washington DC Office 1440 G Street NW Washington DC 20005
Cell: (813) 309-6258 DC Office: (202) 370-1333 E-mail: AlmericoLaw@gmail.com www.Almerico.com Member of the Florida Bar